Exhibit 99.3

Earthquake in Indonesia: Total assists victims and donates one million dollars to the Indonesian Red Cross
Paris, June 1, 2006 — The earthquake that devastated the central region of the island of Java around the city of Yogyakarta killed thousands of people and destroyed several thousand homes, leaving over 100,000 people homeless.
Present in Indonesia for close to 40 years with some 2,000 employees, Total is particularly touched by the event and expresses its full compassion to victims’ families and all Indonesians affected by this tragedy so soon after the tsunami of December 2004.
In the immediate aftermath of the disaster, Total and the Group’s local subsidiary provided logistical support for the emergency team of 40 doctors sent by the French government and have sent a specialised intervention team to support relief workers under the responsibility of the Indonesian Minister of Energy.
Total has also donated one million US dollars to the Indonesian Red Cross to help earthquake victims.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com